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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   FORM 12b-25

                                                          SEC FILE NUMBER

                                                            CUSIP NUMBER

      NOTIFICATION OF LATE FILING

                        (Check One):

[X]   Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ]  Form N-SAR

      For Period Ended:  Year Ended June 30, 1999

      [ ]  Transition Report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR
      For the Transition Period Ended:_________________________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

Part 1 - Registrant Information
________________________________________________________________________________

            Full Name of Registrant: International Microcomputer Software, Inc. Former Name if Applicable

            INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

            Address of Principal Executive Office (Street and Number)

            75 Rowland Way, Novato, California 94945
            (City, State and Zip Code)
________________________________________________________________________________



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PART II - RULES 12b-25 (b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X].

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]
________________________________________________________________________________

PART III - NARRATIVE

In connection with the review by the Securities and Exchange Commission ("SEC") of two previously filed form S-3 registration statements and prior filings, the Company has received comment letters from the SEC. The Company has responded to these letters. As of September 28, 1999, the Company had not received a response from the SEC to the Company's most recent submission. Resolution of the staff's comments may affect the financial statements to be included in the Form 10-K.

Until it receives a response from the SEC, the Company believes it is unable to file a Form 10-K for the year ended June 30, 1999 without unreasonable effort or expense.
________________________________________________________________________________

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Costa  John, CEO                (415)               257-3000
              (Name)                 (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes   [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  (Name of Registrant as specified in charter)
                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1999                      By: /s/ Costa John
                             Chief Executive Officer and Chief Financial Officer



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RESPONSE TO PART IV,(c): EXPLANATION OF ANTICIPATED CHANGE IN RESULTS AND
REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

International Microcomputer Software, Inc. has reported material losses in its previous Form 10-Q filings for fiscal year 1999. As compared to the fiscal year ended June 30, 1998, the Company has reported a material decline in sales. Accordingly, regardless of the outcome of the resolution by the SEC staff of the comment letters identified in Item III above, the Company will report a material loss for the fiscal year ended June 30, 1999. Until the questions raised in the Staff's comment letters are resolved, the Company believes it is unable to accurately estimate its loss for the year ended June 30, 1999.



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